Velo3D, Inc.
511 Division Street
Campbell, California 95008
October 26, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attn: Patrick Faller
Re: Velo3D, Inc. - Registration Statement on Form S-1 (File No. 333-260415)
Ladies and Gentlemen:
Velo3D, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) effective at 4:00 p.m., Eastern Time, on Thursday, October 28, 2021, or as soon thereafter as practicable.
The Company hereby authorizes Per B. Chilstrom of Fenwick & West LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
Once the Registration Statement has been declared effective, please orally confirm that event with Per B. Chilstrom of Fenwick & West LLP, counsel to the Company, at (212) 430-2669.

Very truly yours,

Velo3D, Inc.

By:	/s/ Benyamin Buller
Benyamin Buller
Chief Executive Officer

cc:	Per B. Chilstrom, Fenwick & West LLP